Exhibit 12
SS&C Technologies, Inc.
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in thousands)

	Successor					Predecessor
					November 23	January 1
	Year Ended	Year Ended	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	December 31,	December 31,	November 22,
(in thousands, except ratios)	2009	2008	2007	2006	2005	2005
Income (loss) before income taxes	$28,822	$25,947	$6,117	$(2,714)	$831	$3,370
Distributed income and (gains)/losses of equity investee	—	2,137	295	$(393)	—	—
Interest expense and amortization of deferred financing costs	36,891	41,539	45,463	47,427	4,920	2,092
Portion of rentals deemed to be a reasonable approximation of the interest factor	2,821	2,711	2,629	2,642	208	2,119

Income available for fixed charges	$68,534	$72,334	$54,504	$46,962	$5,959	$7,581

Fixed Charges:
Interest expense and amortization of deferred financing costs	$36,891	$41,539	$45,463	$47,427	$4,920	$2,092
Portion of rentals deemed to be a reasonable approximation of the interest factor	2,821	2,711	2,629	2,642	208	2,119

Total fixed charges	$39,712	$44,250	$48,092	$50,069	$5,128	$4,211

Ratio of earnings to fixed charges	1.7	1.6	1.1	*	1.2	1.8

*	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges by $3.1 million.